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Exhibit 11.  SCHEDULE OF COMPUTATION OF EARNINGS PER SHARE

(in thousands except per share data)                                      1995       1994     1993
Net income*                                                              $20,985   $10,603  $5,021

Weighted average number of common shares outstanding during the year       9,739     9,573   9,472
Add: common equivalent shares representing shares issuable upon
     conversion of stock options (using the treasury stock method)           268      276       90
Weighted average number of common shares and common share equivalents     10,007    9,849    9,562


Primary and fully diluted net income per common share*                   $  2.10   $ 1.08   $  .53


* Includes $108,000 ($.01 per share) cumulative tax benefit from adoption of SFAS No. 109 in 1993.

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